

Mail Stop 3720

June 23, 2016

Via E-mail
Mr. LeRoy T. Carlson, Jr.
Chief Executive Officer
Telephone and Data Systems, Inc.
30 North LaSalle Street, Suite 4000
Chicago, IL 60602

> **Re:** **Telephone and Data Systems, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **File No. 001-14157**

Dear Mr. Carlson:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Exhibit 13
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 14 Variable Interest Entities, page 82

1. Please tell us how you concluded you are the primary beneficiary of the Advantage Spectrum and Frequency Advantage L.P., Aquinas Wireless L.P., and King Street Wireless L.P. variable interest entities ("VIEs") considering your disclosure that the power to direct the activities of the VIEs is shared. In addition, tell us why the general partners of the limited partnerships do not have standalone power given that they only need your consent over certain activities. Please refer to FASB ASC 810-10-25-38D.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at (202) 551-3727 or Carlos Pacho at (202) 551-3835 if you have questions.

Sincerely,

/s/ Carlos Pacho

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 - Telecommunications